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COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN TABLE OF CONTENTS

FORM 11-K—For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the year ended December 31, 2001
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                              to

Commission file number 001-15925

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
COMMUNITY HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3893191 (I.R.S. Employer Identification Number)
155 Franklin Road, Suite 400 Brentwood, Tennessee (Address of principal executive offices)	37027 (Zip Code)

        Registrant's telephone number, including area code: (615) 373-9600

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:
Schedule of Assets (Held at End of Year)
SIGNATURES
EXHIBIT INDEX
INDEPENDENT AUDITORS' CONSENT

Schedules other than that listed above have been omitted due to the absence of the conditions under which they are required.

i

INDEPENDENT AUDITORS' REPORT

To the Participants and the Retirement Committee of Community Health Systems, Inc. 401(k) Plan
Brentwood, Tennessee

        We have audited the accompanying statements of net assets available for benefits of Community Health Systems, Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements present fairly in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audit of the Plan's financial statements as of and for the year ended December 31, 2001, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements for the year then ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
June 20, 2002

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS
Investments:
Investments	$71,647,193	$62,045,794
Participant notes receivable	1,565,974	1,613,295

Total investments	73,213,167	63,659,089

Receivables:
Participant contributions	631,327	535,164
Employer matching contribution	3,900,626	2,966,694

Total receivables	4,531,953	3,501,858

TOTAL ASSETS	77,745,120	67,160,947

LIABILITIES
Forfeitures in suspense	80,132	57,184
Fees	73,409	—

NET ASSETS AVAILABLE FOR BENEFITS	$77,591,579	$67,103,763

See notes to financial statements.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(7,325,456)	$(5,659,168)
Interest	122,110	94,972
Dividends	1,315,573	3,178,944

Total investment loss	(5,887,773)	(2,385,252)

Contributions:
Participant	18,196,614	14,365,830
Employer matching	3,900,626	2,966,694

Total contributions	22,097,240	17,332,524

Total additions	16,209,467	14,947,272

Deductions from net assets attributed to:
Benefits paid to participants	5,473,942	7,126,827
Forfeitures in suspense	80,132	57,184
Fees	167,577	—

	5,721,651	7,184,011

Net increase	10,487,816	7,763,261

Net assets available for benefits:
Beginning of year	67,103,763	59,340,502

End of year	$77,591,579	$67,103,763

See notes to financial statements.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

        General.    Effective February 1, 1987, Community Health Investment Corporation, a wholly-owned subsidiary of Community Health Systems, Inc. (the "Company"), adopted and approved the creation of the Community Health Systems, Inc. 401(k) Plan, (the "Plan"). Subsequently, the Plan was adopted by the Company and its wholly-owned subsidiaries. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except forfeitures of any unvested portion of a participant's "Matching Account", which may offset future Company contributions. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

        For those participating facilities of the Company, including the corporate offices, participation in the Plan is available to primarily all full-time employees after completion of six months of eligible service, as defined in the Plan document, or upon reaching his/her 21st birthday, whichever is later. Company employment includes all previous service with an acquired employer. All employees of the Company are entitled to participate except individuals covered by a collective bargaining contract and those employees covered by other retirement plans to which the Company is required to contribute.

        Southampton Memorial Hospital was acquired on March 1, 2000 and Lakeview Community Hospital was acquired on April 1, 2000. Both hospitals commenced participation in the Plan on April 1, 2000. Northeastern Regional Hospital was acquired on April 1, 2000 and commenced participation in the Plan on May 1, 2000. South Baldwin Regional Medical Center was acquired on June 1, 2000 and commenced participation in the Plan on July 1, 2000. Western Arizona Regional Medical Center was acquired on July 1, 2000 and commenced participation in the Plan on August 1, 2000.

        Brandywine Hospital was acquired on June 1, 2001 and commenced participation in the Plan on July 1, 2001. Red Bud Regional Hospital was acquired September 1, 2001 and Jennersville Regional Hospital was acquired on October 1, 2001. Both hospitals began participation in the Plan on October 1, 2001.

        Administration.    The Plan is administered by the Company's Retirement Committee of not less than three persons, all appointed by the Company's Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan, including the selection of the trustee. Scudder Trust Company ("Trustee") serves as trustee for the Plan. The Trustee holds, invests and administers the trust assets and contributions of the Plan.

        Contributions.    Eligible employees electing to participate in the Plan may make contributions by payroll deductions of 1% to 15% of basic compensation as defined in the Plan document, to the extent not exceeding Internal Revenue Service ("IRS") imposed limitations on contributions ($10,500 for both the 2001 and 2000 Plan years). Prior to each Plan year, employer contribution percentages are determined by the Plan Administrator. Employer matching contributions for 2001 were 33 1/3% of the first 6% of eligible compensation the employee contributes to the Plan. Effective September 1, 2000, the Plan was amended primarily for the following provisions: 1) to entitle all employees to be participants except for individuals covered by a collective bargaining contract, 2) to offer a "Company Stock Fund" where employees can invest their deferral and rollover contributions in the publicly-traded common stock of Community Health Systems, Inc., and 3) to require the employer matching contribution to be invested in the Company Stock Fund on behalf of each participant, and that such contributions shall be made in either cash or shares of common stock.

        Participant Accounts.    The Retirement Committee utilizes the services of an outside firm to maintain individual accounts of each participant and record separately all activity as follows:

"The Deferred Account"	The value of participants' employee contributions and earnings on those contributions are maintained in this account.
"The Rollover Account"	The value of any rollover contributions from another qualified plan and associated earnings are maintained in this account.
"The Matching Account"	The value of matching contributions made by the Company on behalf of participants and associated earnings are maintained in this account.

        Vesting.    The balance in the participants' Deferred and Rollover Accounts is at all times fully vested and nonforfeitable. A participant becomes 20% vested in his "Matching Account" after three years of service and an additional 20% for each year of service thereafter until fully vested. A participant is credited with one year of service if he/she works 500 or more hours during the Plan year. Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant's Matching Account. These forfeitures shall be applied to reduce the Company's matching contribution payments made to the Plan in future periods. Forfeitures of $83,619 and $275,000 were applied against the Company's matching contribution payments for the years ended December 31, 2001 and 2000, respectively.

        Payment of Benefits.    A participant or his designated beneficiary is entitled to a distribution of the total value of his accounts upon his retirement at age 65, becoming totally and permanently disabled or death. Upon the termination of employment of a participant before reaching his 65th birthday for reasons other than death, he is entitled to receive the total value of his Deferred and Rollover Accounts and the vested portion of his Matching Account. While the participant is employed, he can withdraw only in the event of financial hardship, and such withdrawals are limited to the value of his Deferred and Rollover Accounts and the vested portion of his Matching account. The Retirement Committee shall require a participant requesting a hardship withdrawal to submit proof which demonstrates an immediate and heavy financial need which cannot be reasonably satisfied from other resources of the participant.

        Funding.    The Company shall transfer to the Trustee, as soon as practical, the full matching contribution after the close of the Plan year.

        Investments Options.    Contributions to the Plan shall be invested by the Trustee according to the participant's instruction in one or in a combination of several fund options. Participants may change their investment election or initiate transfers between funds on a monthly basis by giving notice to the Plan administrator.

        Plan Termination.    Although it has not expressed any intent to do so, the Company's Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of Plan termination, participants will become 100% vested in their respective accounts.

        Participant Notes Receivable.    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Trustee. Interest rates range from 7.75% to 9.50% as of December 31, 2001. Principal and interest is paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting.    The Plan's financial statements are prepared under the accrual method of accounting.

        Use of Estimates.    The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

        Valuation of Investments.    The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Expenses.    The participants of all funds are charged with expenses in connection with the purchase and sale of shares in each respective fund. In July 2001, the participants in the plan began being charged a per-participant administrative fee. All other expenses incurred in the administration of the Plan are borne by the Company. The Company paid $105,313 and $233,644 for Plan expenses in 2001 and 2000, respectively.

        Payment of Benefits.    Benefits are recorded when paid.

        Recent Accounting Pronouncement.    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the consolidated balance sheet as either an asset or liability measured at its fair value. The adoption of SFAS No. 133, as amended, on January 1, 2001 did not have a material effect on the Plan's statement of net assets available for benefits or statement of changes in net assets available for benefits.

3. TAX STATUS

        The Plan received a determination letter dated November 25, 1997, in which the IRS stated that the Plan was in compliance with the applicable requirements of Section 401(a) and Section 501(a) of the Internal Revenue Code ("the Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

4. INVESTMENTS

        Investments that represent five percent or more of the net assets available for benefits as of December 31, 2001 and 2000 are as follows:

Investment	Fair Value
December 31, 2001:
Scudder Total Return-A	$14,612,503
Scudder Stock Index Fund	13,442,715
Scudder Stable Value Fund II	9,749,999
Scudder Contrarian-A	8,438,601
Scudder Income-A	6,695,897
December 31, 2000:
Kemper Total Return Fund	$15,453,785
Stock Index Fund	14,410,112
Kemper Contrarian Fund	7,664,680
Scudder Stable Value Fund II	6,748,399
Bankers Trust Preservation Fund	5,979,422

******

5. SUBSEQUENT EVENTS

        Effective January 1, 2002, the plan's provisions were amended based on a requirement of the IRS that all qualified retirement plans restate to include the new requirements of several regulatory acts.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Intereet, Collateral, Par or Maturity Value	Current Value
*	Scudder Investments	Scudder Stable Value II	$9,749,999
*	Scudder Investments	Scudder Income-A	6,695,897
*	Scudder Investments	Scudder Pathway Conservative-A	276,469
*	Scudder Investments	Scudder Pathway Growth-A	308,604
*	Scudder Investments	Scudder Pathway Moderate-A	370,435
*	Scudder Investments	Scudder Total Return-A	14,612,503
*	Community Health Systems, Inc. (CHS)	CHS Company Stock Fund	3,024,417
	Franklin Templeton	Franklin Sm-Mid Cap Growth-A	1,288,767
	Invesco	Invesco Dynamics Fund	1,679,200
	Janus	Janus Worldwide Fund	2,731,072
*	Scudder Investments	Scudder Blue Chip-A	1,947,243
*	Scudder Investments	Scudder Contrarian-A	8,438,601
*	Scudder Investments	Scudder Dreman High Rtn Eqty-A	1,630,620
*	Scudder Investments	Scudder Global Discovery-A	2,530,817
*	Scudder Investments	Scudder Stock Index Fund	13,442,715
*	Scudder Investments	Scudder Technology-A	2,919,834
		Participant notes receivable with interest rates ranging from 7.75% to 9.50% and maturities ranging from February 3, 2002 to August 29, 2014.	1,565,974

*	Identified party-in-interest		$73,213,167

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY HEALTH SYSTEMS, INC. 401(K) PLAN
Date: June 28, 2002	By:	/s/ WAYNE T. SMITH Wayne T. Smith Chairman of the Board President and Chief Executive Officer
Date: June 28, 2002	By:	/s/ W. LARRY CASH W. Larry Cash Executive Vice President and Chief Financial Officer
Date: June 28, 2002	By:	/s/ T. MARK BUFORD T. Mark Buford Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit Number	Description
23	Independent Auditors' Consent